The Urgent Need for Changes in Leadership and Strategy at Cano Health

Prepared by the Concerned Shareholders of Cano Health

May 2023

Legal Disclaimer

The materials contained herein (the "Materials") represent the opinions of Elliot Cooperstone, Lewis Gold, Barry S. Sternlicht and the other participants named in their proxy solicitation (collectively, the "Former Directors Group" or the "Group" or "we") and are based on publicly available information with respect to Cano Health, Inc. ("Cano" or the "Company"). The Former Directors Group recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with the Former Directors Group's conclusions. The Former Directors Group reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. The Former Directors Group disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by the Former Directors Group herein are based on assumptions that the Former Directors Group believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of the Former Directors Group currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of the Former Directors Group from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that the Former Directors Group discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and the Former Directors Group expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Former Directors Group. Although the Former Directors Group believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. The Former Directors Group will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, the Former Directors Group has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

Table of Contents

01 Why We Are Here

02 The Case for Changes in Leadership & Strategy at Cano

03 Our Vision for Turning Around Cano

04 Appendix: Nominee Bios & Delaware Action Overview



01 Why We Are Here

02 The Case for Changes in Leadership & Strategy at Cano

03 Our Vision for Turning Around Cano

04 Appendix: Nominee Bios & Delaware Action Overview

Why We Are Here

Since going public in 2021, Cano Health, Inc. ("Cano" or the "Company") has been defined by significant value destruction due to abysmal executive leadership, dismal Board oversight and governance, poor capital allocation, recurring financial issues, and sustained insider dealings and related-party transactions.

Despite actively voicing our opinions when serving as directors with significant stockholdings, we only represented a minority of Cano's Board of Directors (the "Board") – one that was systematically ignored and eventually excluded by management-friendly directors. These circumstances compelled us to resign from the Board this spring.

We are now seeking to initiate boardroom change from the outside by urging stockholders to <u>WITHHOLD</u> support at the Annual Meeting for the re-election of Dr. Alan Muney (Chair of Cano's Compensation Committee) and Kim Rivera (Chair of Cano's Nominating & Corporate Governance Committee). Dr. Muney and Ms. Rivera also sit on the Audit Committee.

About Our Group

Our Group, which holds a ~35% stake in Cano, includes three former directors who felt compelled to resign due to the intransigence of management-friendly Board members and an unaccountable Chief Executive Officer.

Elliot Cooperstone



- ❖ Mr. Cooperstone is the Founder and Managing Partner of InTandem Capital Partners, a leading private equity firm that invests in and accelerates the growth of small to mid-sized companies in select healthcare and insurance services sectors

- ❖ He was previously CEO of Prodigy Health Group and had held executive leadership positions at Intuit (NASDAQ: INTU) and at Alexander & Alexander, prior to its acquisition by Aon, as well as other public and private companies

  

  

Lewis Gold, MD



- ❖ Dr. Gold is the Co-Founder and Chairman of the Board at Advanced Recovery Systems, an integrated behavioral health company specializing in the treatment of substance abuse, eating disorders and associated mental health issues

- ❖ He was previously the Co-Founder and President of Sheridan Healthcare, a national-based physician contract service, and has board and leadership experience at other specialized healthcare companies

 

 

Barry Sternlicht



- ❖ Mr. Sternlicht is the Chairman of Jaws Acquisition Corp. (formerly NYSE: JWS) and the Founder of Starwood Capital, a private alternative investment firm focused on global real estate, hotel management and energy infrastructure

- ❖ He is currently the Chairman and Chief Executive Officer of Starwood Property Trust (NYSE: STWD) and has board and leadership experience at various public and private companies

 

  

About Cano

Background & Business History

- Cano provides primary care medical services to seniors and underserved communities across nine states in the U.S. and Puerto Rico

- The Company was founded in 2009 and is headquartered in Miami, Florida

- The Company focuses on providing high-touch population health and wellness services to approximately 310,000 members

- Cano leverages a proprietary technology platform to deliver personalized, value-based primary care

- The Company also operates pharmacies and provides dental services in-network for the purpose of providing a full range of managed care services to its members

- Cano listed on the NYSE in 2021 following a SPAC transaction with Mr. Sternlicht's Jaws Acquisition Corp. (formerly NYSE: JWS)

- **Rather than adjusting to market conditions, Cano doubled down on its cash-burning expansion strategy instead of refocusing on the Florida market, where there were proven growth opportunities as well as the potential for margin enhancements**

NYSE: CANO



Cano Adjusted Close Price

Cano's stock price is down **more than 92%** since its public listing.

	1 Year TSR	2 Year TSR	TSR Since Public Listing
Cano	-83.01%	-91.49%	-92.51%
SPX Index	-10.49%	5.53%	-1.51%
S5HLTH Index	-5.87%	13.61%	8.32%
RTY Index	-14.7%	-17.43%	-20.82

Source: Company 10-K and 10-Q filings; Yahoo! Finance; Adjusted close price and TSR as of market close March 30, 2023, the unaffected closing price before Barry Sternlicht's resignation from the Board became public.

About Our Service and History at Cano

CANO'S MISREPRESENTATIONS	FACTS ABOUT OUR GROUP AND CANO
× *"Our former directors were deeply involved in all decision-making, up until the time of their departure."*	✓ While our Group's three members were on the Board, they repeatedly voiced concerns about fellow directors' unwillingness to hold CEO Dr. Marlow Hernandez accountable. Vocal opposition to many stockholder-unfriendly decisions was categorically ignored and was one of the driving factors leading to our resignations.
× *"[The former directors] had every opportunity to work constructively with the full board on the development and execution of this plan."*	✓ Five management-friendly directors – including the two incumbents we are recommending withholding against – responded to concerns by forming a "Special Committee" that began operating as a "shadow board." Our Group's three members were excluded from decision making and the "shadow board" made it impossible for us to exercise our fiduciary duties.
× *"The former directors are now selectively pointing to past decisions that they themselves architected, supported, and approved."*	✓ The incumbents are attempting to re-write history and shift blame to our Group for mistakes made under Dr. Hernandez, Dr. Muney and Ms. Rivera's leadership. These include delayed financials and apparent control issues, management's poorly conceived acquisitions using flawed projections, self-dealing among insiders and rampant related-party transactions.
× *"We are encouraged by early signs that our strategy is working…"*	✓ Rather than refocusing on the high-potential Florida market, Cano has remained committed to its cash-burning expansion strategy. This is evidenced by the Company's consistently poor performance, deteriorating cash position and plunging capitated revenue per member per month (a key metric for healthcare companies).
× *"We are confident in the foundation we have built and our plan to strengthen the drivers of long-term value creation."*	✓ Since its public listing, Cano has destroyed -92.51% in TSR, which we contend was caused in large part by the Board's failure to oversee Dr. Hernandez and the myriad of related-party transactions he has orchestrated. This has eviscerated any faith in him by his colleagues and public market analysts and stockholders.

Source: Company press releases and earnings transcripts.

About the Sitting Directors Standing for Re-Election

We recommend fellow stockholders <u>WITHHOLD</u> support for Dr. Muney and Ms. Rivera at the upcoming Annual Meeting





Dr. Alan Muney	*Kim Rivera*
× *Director since 2021*	× *Director since 2021*
× *<u>Chair of the Compensation Committee</u>*	× *<u>Chair of the Nominating & Governance Committee</u>*
× *<u>Member of the Audit Committee</u>*	× *<u>Member of the Audit Committee</u>*
× *Spearheaded the formation of the "Special Committee" that wrongfully excluded our Group from normal Board responsibilities*	× *Spearheaded the formation of the "Special Committee" that wrongfully excluded our Group from normal Board responsibilities*

We believe that both Dr. Muney and Ms. Rivera should be held responsible for compensation and human capital issues, governance failures and ongoing strategic and financial lapses at Cano given their roles on relevant committees.

Their desire to side with Cano's CEO Dr. Hernandez and Chairman Solomon "Sol" Trujillo – amidst major governance failings and sustained value destruction – raises questions about their independence and credibility.

About Our Legal Efforts

If we are successful in our pending Delaware litigation, stockholders will have a chance to vote for our two director candidates and on our proposal to remove Dr. Hernandez as a director at a newly scheduled Annual Meeting.

February 15

Deadline to nominate director candidates to Cano's Board at the 2023 Annual Meeting of Stockholders

Mid-March

Having received preliminary findings from outside counsel concerning their investigation into the troubling personal loans made by individuals who had sold companies to certain Cano executives, Ms. Rivera and Dr. Muney spearheaded the formation of a "Special Committee" that wrongfully excluded our Group from the normal responsibilities of the Board and usurped Board power to discipline management

Early April

Company initiates broker search, pursuant to SEC Rule 14a-13, noticing a June 28 Annual Meeting date and a May 1 Record Date

Mid-April

Our Group sends a letter to Cano's Board **demanding it reopen the window** for nominating director candidates and making other proposals at the 2023 Annual Meeting

Three days later, the Company announces it has appointed Mr. Trujillo – an individual with questionable conflicts and deep personal ties to the CEO – as Chairman of the Board

Late April / Early May

After the Board chose to ignore our request, **we commenced litigation** in the Delaware Court of Chancery against the current members of the Board and the Company, seeking a Court order compelling Cano to reopen the window

One day later, the Company accidentally sent a rescheduling notification to the General Counsel of InTandem, **moving the Annual Meeting from June 28 to June 15**

Mid-May

Company proceeds to file its definitive proxy statement, indicating that it will hold its Annual Meeting on June 15 despite the ongoing litigation and the effect that the outcome of such litigation might have on the timing and overall structure of the meeting

June 9

Expected court ruling on litigation

Cano Annual Meeting

June 15

Given the extraordinary circumstances and massive value destruction at Cano, we believe the entrenched Board is doing a disservice to stockholders by rushing ahead with a June 15th Annual Meeting date.



01 Why We Are Here

02 The Case for Changes in Leadership & Strategy at Cano

03 Our Vision for Turning Around Cano

04 Appendix: Nominee Bios & Delaware Action Overview

Significant Value Destruction

Cano's stock price has significantly underperformed compared to relevant indices across every relevant time horizon.



Despite Cano's objectively terrible stockholders returns, the Compensation Committee – led by Dr. Muney – has continued to authorize equity grants and objectionable pay for Dr. Hernandez and management.

Source: As of market close March 30, 2023, the unaffected closing price before Barry Sternlicht's resignation from the Board became public.

Concerned Shareholders of Cano Health   12

Deteriorating Performance and Impugned Credibility

Dr. Hernandez's mismanagement and outsized influence over the Board continues to contribute to the destruction of stockholder value.

- We believe Dr. Hernandez has been able to push through ill-conceived business actions and $1.5 billion in acquisitions by leveraging his personal influence and providing incomplete, inaccurate and unrealistic information and projections to the Board

- The latest evidence is the Company's disappointing first quarter results, with adjusted EBITDA at a mere $5 million, representing an **~83% decline** on a year-over-year basis and an **~86% decline** sequentially

- Despite these results in the first quarter, management reaffirmed aggressive EBITDA projections of $75 million to $85 million for 2023 – forcing us to question the Board's oversight of Dr. Hernandez



Adjusted EBITDA ($ in millions)

Adjusted EBITDA - Management Projections vs. Actual ($ in millions)			
	2021	**2022**	**2023**
Estimated (Midpoint)	**$95.0**[1]	**$235.0**	**$80.0**
Actual (Pre-Accounting Change)	**$118.0**	-	-
Actual (Post-Accounting Change)	**$27.0**	**$74.0**	**$20.0**[2]

> *We question how Dr. Muney and Ms. Rivera, who both sit on the Audit Committee, can rubberstamp management's overly optimistic financial guidance given Cano's trajectory.*

Source: Company 10-Q and 10-K filings; Company's financial supplements for years ending 2021 and 2022.
Note: As disclosed in Cano's financial supplement dated March 1, 2023, "As of January 1, 2023, de novo losses will no longer be included as an adjustment in calculating Adjusted EBITDA in future periods."
[1] Estimated FY2021 Adjusted EBITDA does not reflect MRA-related accounting change.
[2] Actual FY2023 Adjusted EBITDA reflects run-rate based on 1Q23 Adjusted EBITDA.

Failure to Respond to Market Conditions

Rather than prioritizing growth in the Florida Medicare Advantage market, Cano expanded to many other states and business lines and has failed to execute plans to exit money-losing locations despite changing market conditions.

- Cano has shown an inability to effectively manage a more sprawling operation through its consistently poor results
- We have repeatedly made it clear that, in our view, a sale of all non-core assets is in stockholders' best interests and that Cano must focus on its core Florida market
- An objective and unbiased Board would quickly see the merit in re-focusing Cano's strategy on the high-potential Florida market, which can likely drive strong growth with attractive margins
- The Board has ignored indicators from the public markets that growth is no longer being rewarded at any cost
- However, we do not believe the current Board can be trusted to properly oversee a strategic process nor that the sale of non-core assets should occur under the oversight of a reconstituted Board

Cano Health National Presence

CanoHealth

June 2021
- 90 medical centers in 3 states; ~280 employed providers
- 156K members
- 800+ affiliate providers in Florida and Puerto Rico

March 31, 2022
- 137 medical centers in 6 states; ~400 employed providers
- 269K members
- 1,000+ affiliate providers in 9 states and Puerto Rico

December 2022E[1]
- 184-189 medical centers in 6 states; ~500 employed providers
- 290K to 295K members
- 1,000+ affiliate providers in 9 states and Puerto Rico



	2018	2019	2020	2021	2022	2023E
States [1]	1	2	4	9	10	10
Medical Centers	19	35	71	130	172	170
Members	25K	42K	106K	227K	310K	390K-400K

Cano Health Medical Centers

State	2020	2021	2022	1Q23
Florida	64	101	123	125
Texas	4	11	16	13
Nevada	3	8	14	14
California	--	4	7	7
Illinois	--	4	8	7
New Mexico	--	2	3	3
Puerto Rico	--	--	1	1
Total	**71**	**130**	**172**	**170**

The Board should be following the lead of other top companies by re-focusing on core opportunities and reducing costs.

Source: Company Q1 2023 Earnings Presentation and 2022 Investor Day Presentation.

Delayed Financials and Apparent Control Issues

Cano has been unable to file its 10-K on time for both fiscal year 2021 and fiscal year 2022.

- The Company has a habit of disclosing financials on a delayed basis, which we believe has contributed to the destruction of significant value

- Key responsibilities of the Audit Committee, which both Dr. Muney and Ms. Rivera serve on, include:

  - Overseeing the accounting and financial reporting processes of the Company and the audits of the Company's financial statements; and

  - Assisting the Board in fulfilling its oversight responsibilities relating to the Company's internal controls over financial reporting and its other processes to manage and control risk

- The Board and leadership have blamed everyone besides themselves for these disruptions and failures, leading to the erosion of credibility with investors

> *"Before I get started today, I'd like to let you know that we will file an extension for [the] 2022 10-K. We expect our 10-K to be filed on or about March 10. Given our team's efforts to reach an agreement on a new term loan and close that transaction, we required more time to finalize related information in the Form 10-K. As a result, all financial information presented today is subject to completion of the audit of the company's financial statements and filing of the 10-K."*

Brian Koppy, Cano CFO, March 1, 2023 Earnings Call



This raises serious questions about the abilities of Dr. Muney and Ms. Rivera to meet public market requirements as members of the Board's Audit Committee.

Source: Excerpt from Cano's press release on February 28, 2022, Cano March 1, 2023 earnings call, Bloomberg and Seeking Alpha.

Reckless Capital Allocation Based on Dr. Hernandez's Flawed Projections

Cano has burned through hundreds of millions of dollars of cash and has accumulated ~$1 billion in net debt.

Cash, Cash Equivalents and Restricted Cash



$350
$300
$250
$200
$150
$100
$50
$0
$319.3
$44.9
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23

Total Net Debt



$1,000
$900
$800
$700
$600
$500
$743.0
$982.0
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23

As directors and members of the Audit Committee, we believe Dr. Muney and Ms. Rivera bear at least partial responsibility for Cano's financially irresponsible actions.

Source: Company 10-Q and 10-K filings.

Dr. Hernandez’s Value-Destructive MSP Transaction

In Q3 2022, Dr. Hernandez locked Cano into a deal to sell pharmacy claims receivables to MSP Recovery Inc. (“MSP”) for $57.8 million without notifying the Company’s CFO or bringing it to the Board for approval.

- Our Group recognized immediately that **MSP was a suspect counterparty** that we did not believe Cano should be involved with
- Dr. Hernandez appeared to use the MSP transaction to attempt to **obfuscate Cano’s earnings picture** and chose to hide the sham deal from management and the Board until it was complete
- From the start, it was clear to our Group that **this transaction had no possibility of creating value** for Cano and appeared to be motivated by Dr. Hernandez’s desire to **temporarily increase Cano’s stock price**
- Notwithstanding the obvious impairment of Cano’s MSP receivable, **the current Board refuses to accept reality**
- **Cano is now carrying a $60 million receivable asset from MSP (in cash or stock at MSP’s option), which is unlikely to ever be realized by Cano**

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

Nasdaq Stock Market Listing

On May 18, 2023, MSP Recovery, Inc. (the “Company”) received a notification letter from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) stating the Company was not in compliance with the requirements of Nasdaq Listing Rule 5250(c)(1) as a result of not having timely filed its Form 10-Q for the period ended March 31, 2023 (the “ Form 10-Q”) with the Securities and Exchange Commission (“SEC”). As described in the Form 8-K filed by the Company on April 18, 2023, the Company is also delinquent in filing its Form 10-K for the year ended December 31, 2022 (the “ Form 10-K”).

Under the Nasdaq rules, the Company has 60 calendar days, or until June 20, 2023, to file the Form 10-K and Form 10-Q or to submit to Nasdaq a plan to regain compliance with the Nasdaq Listing Rule. This notification has no immediate effect on the listing of the Company’s common stock on Nasdaq. However, if the Company fails to timely regain compliance with Nasdaq Listing Rule 5250(c)(1), the Company’s common stock will be subject to delisting from Nasdaq. The Company is working diligently and expects to file its Form 10-K and Form 10-Q within the 60-day period.

On May 24, 2023, the Company issued a press release announcing the receipt of the non-compliance letter from Nasdaq. A copy of the press release is attached hereto as Exhibit 99.1.

MSP recently announced that if it does not file its 2022 10-K and first quarter 2023 10-Q by June 20, 2023, it will be delisted from the NASDAQ – making Cano's receivable worthless and therefore forcing a full write-down

Dr. Hernandez’s apparent self-interested motivations and the Audit Committee’s lack of oversight of the MSP transaction are representative of the Company’s disregard for sound governance and financial controls.

Source: MSP Recovery 8-K Filing.

The Board Has Failed to Hold Dr. Hernandez Accountable for Code of Conduct Violations

Dr. Hernandez's borrowing and personal loan activities were found to be *"egregious violations of the Company's code of conduct,"* but the Board refused to take disciplinary action.

- At our Group's urging, Weil Gotshal & Manges LLP ("Weil") was retained to conduct an investigation into Dr. Hernandez's related-party transactions, with a focus on certain borrowing and pledging activities
- Weil found **Dr. Hernandez had borrowed approximately $4 million and $4.7 million**, respectively, from individuals whose families had sold businesses to Cano, and that these loans were in or near default and secured by Dr. Hernandez's personal assets
- Through Weil's investigation, we also received more insight into **Dr. Hernandez's $30 million loan received from Robert Camerlinck** (an individual who had sold his company to Cano and later in 2022 was promoted to Chief Operating Officer of Cano) in February 2022, including that it was secured by a pledge of all his personal assets
- It was at this time that Mr. Sternlicht started voicing his concerns about the Board's unwillingness to hold Dr. Hernandez accountable and prioritize the best interest of stockholders, and that such concerns were causing him to **contemplate resigning from the Board**
- In response to Weil's February 5 and March 7, 2023 oral reports on the personal loans, our Group sought to initiate discussions with the balance of the Board about bringing full transparency and accountability with respect to Dr. Hernandez's conduct. Our Group did not know that the balance of the Board had already **decided not to recommend any meaningful disciplinary action against Dr. Hernandez**. This pattern repeated after the "Special Committee" members reluctantly agreed to permit Weil to review transactions involving Dr. Hernandez's family members
- Dr. Muney and Ms. Rivera spearheaded forming a "Special Committee" of the Board purportedly in response to Mr. Sternlicht's plan to resign. However, the "Special Committee" began overseeing the Weil investigation without our knowledge
- The "Special Committee" refused to meaningfully discipline Dr. Hernandez, and instead told our Group that the Weil investigation was concluded and that the "Special Committee" had already met and decided that they were "moving on"

Concerned about the numerous problems uncovered by the Weil investigation and our inability to take action due to being excluded by the "shadow board," we felt that we had no choice but to resign as directors and tendered our resignations immediately.

Source: Company filings; Cano Code of Conduct.

Human Capital Management Issues

We question whether the Board has taken concerns raised by both current and former employees seriously given its unwillingness to hold management accountable.

- Nepotism and interconnections
- Lack of ethics at the leadership level
- Poor strategy execution
- Mismanaged budget
- Lack of transparency and trust
- Inability to recruit and retain top talent

1.0 ★★★★★

Former Employee, more than 1 year

Don't Recommend

Sep 9, 2021 - Anonymous Employee in Medley, FL

✗ Recommend ✗ CEO Approval — Business Outlook

Pros

Fast growing. Always work to be done. No downtime to get bored.

Cons

Runs like a third world country organization. Lots of favoritism and nepotism. If you are a friend or family of the execs, you will get a job. Doesn't matter if you have zero experience or knowledge about the role. Micromanagement for the rest of the staff. If you are not a favorite, be prepared to have someone looking over your shoulder and questioning everything you do at all times. Very unprofessional environment. Also, hardly anyone speaks English. If they do, it is very limited and difficult to understand.

Advice to Management

We are not in Cuba. Don't run the company like we are.

1.0 ★★★★★

Current Employee, more than 1 year

Poor Management

Dec 27, 2022 - APRN

✗ Recommend ✗ CEO Approval ✗ Business Outlook

Pros

Current office staff work well as a team

Cons

Lack of communication, no support from regional management or higher, constant changes to role, rapid expansion without support to grow new market areas

Advice to Management

Nepotism is strong in this company. Employment should be rewarded based on credentials and ability to succeed in role, not who you are related too. Focus seems to be on expansion versus establishment of current locations. Improve communications within the company and quit making vague/false promises to current employees.

...one.

...ially in Finance, Accounting and Compliance.

The new Chief Accounting Officer brings over his friends to work there as consultants and micromanage other department Directors. He brought about 3 or 4 already. Oh and by the way he gets rid of people right away if he finds out they don´t think like him. He is unable to trust or speak to each department unit and always seems to need an an outsider to feed him information. He litterally does not trust the other Chiefs or VP. Highly biased with his comments about hispanic people that work there.

They hire Managers and Directors left and right to them fire them. Very disorganized environment, gossip all year round!

Dr. Muney, Chair of the Compensation Committee, has failed in oversight of the Company's strategies and policies related to human capital management. Ms. Rivera, Chair of the Nominating & Corporate Governance Committee, has failed to set policies that limit nepotism and has not identified directors with recruitment and retention experience.

Source: Glassdoor.

Key Personnel Departures

The Company's lapses in human capital management raise questions about recent resignations of key personnel.

× **Dr. John McGoohan**, Chief Strategy Officer (approx. departure date: April 3, 2023)

× **Amy Charley**, Chief Administrative Officer (approx. departure date: April 28, 2023)

× **Greidys Maleta**, President Coding, Billing & Credentialing (approx. departure: July 2022)

× **Dr. Merlin Osorio**, SVP Care Management (approx. departure: August 2022)

× **Amy Wilson**, SVP Corporate Finance (approx. departure date: March 30, 2023)

× **Lorena Arvelo**, Director of Quality (approx. departure: 2022)

× **Duniel Mirabal**, VP Population Health & Corporate Controller (approx. departure: Summer 2022)

× **Toni Mikell**, VP Care Management (approx. departure: November 2022)

× **Joel Lago**, President of PPG (MSO) (approx. departure: August 2022)

× **Michael Quevedo**, President of University Health Care (approx. departure: Spring 2023)

× **Felix Quevedo**, Co-Founder of University Health Care (approx. departure: Spring 2023)

× **Michael Lynch**, VP Contracting (approx. departure: June 2022)

× **Rene Lopez**, VP Human Resources (approx. departure: October 2022)

> *Once again, the Board's poor oversight of Dr. Hernandez and inability to ensure culture improvements has contributed to mass departures.*

Source: LinkedIn.

Insufficient Transparency

The Board continues to demonstrate a disregard for sound corporate governance, transparency and ethics.

As significant stockholders and former Board members, we have repeatedly requested Cano answer the following questions:

1 What have been the capital expenditures and operating costs associated with the value-destroying expansion to states and regions outside of Florida?

2 What is the true profit potential of the Florida Medicare Advantage business?

3 How many entities related to the Hernandez family are receiving payments or benefits from Cano?

4 Have current Cano executives guaranteed any of Dr Hernandez's other personal loans?

5 Are there any additional loan arrangements involving Dr. Hernandez that have not yet been disclosed?

6 How many Hernandez family members are employed by Cano?

As members of the Board's Audit Committee, we believe Dr. Muney and Ms. Rivera have a duty to properly present the answers to these questions.

Indefensible Executive Compensation

Despite attempts to indicate alignment with stockholders' interests, management is positioned to benefit from outsized equity awards in the face of poor performance and at the direct expense of stockholders.

Unjustifiable Equity Awards

Cano claims its executive compensation program is designed to align directors "with stockholder interests and compensation governance best practices"

- How can the Company justify any equity awards at a time when its value is at all time lows?
- We question if Dr. Hernandez has been siphoning value to his cronies and affiliates through stock and cash-based awards.
- How can Dr. Muney and the Compensation Committee justify a salary for Dr. Hernandez of **114x** the median pay at Cano despite the performance that he has overseen?

From Cano's 2023 Definitive Proxy Statement:

What We Don't Do

✕ No automatic or guaranteed annual salary increases or annual cash incentive payments

✕ No automatic "single-trigger" acceleration of equity awards upon a change of control

✕ No option repricing, backdating, or spring-loading

✕ No excessive perquisites to our named executive officers

Name and Principal Position	Year	Salary [1] ($)	Bonus ($)	Stock Awards [2] ($)	Option Awards [3] ($)	Non-Equity Incentive Plan Compensation [4] ($)	All Other Compensation [5] ($)	Total ($)
Dr. Marlow Hernandez Chief Executive Officer	2022	350,000	—	3,421,127	539,999	—	8,881	4,320,007
	2021	350,000	—	19,074,480	11,914,500	344,116	2,900	31,685,996
	2020	350,000	700,000	—	—	—	2,808	1,052,808
Brian Koppy Chief Financial Officer	2022	325,000	—	953,723	142,322	—	8,900	1,429,945
	2021	237,500	600,000	7,705,606	1,690,000	283,643	1,375	10,518,124
Dr. Richard Aguilar Chief Clinical Officer	2022	300,000	—	919,032	144,802	—	—	1,363,834
	2021	289,423	—	7,013,142	2,537,958	235,966	—	10,076,489
	2020	275,000	75,000	—	—	—	—	350,000
Robert Camerlinck Chief Operating Officer [6]	2022	468,623	—	3,187,382	44,798	—	2,882	3,703,685
David Armstrong Chief Compliance Officer & General Counsel	2022	235,000	—	687,981	108,601	—	8,969	1,040,551
	2021	235,000	—	4,800,642	2,537,958	138,630	1,808	7,714,038
	2020	235,000	70,000	—	20,880	—	—	325,880

Despite trading at a major discount to peers, the Board has approved large pay-outs to corporate insiders and diluted all other stockholders.

Source: Cano's 2023 Definitive Proxy Statement.

Executives' Related-Party Transactions

The Board needs to address the recent concerning disclosure involving Dr. Hernandez's history of material loan transactions with Cano executives.

- Dr. Hernandez disclosed for the first time in a Schedule 13D amendment filed in April 2023 that he issued a **$30 million secured promissory note** (the "Note") in February 2022 to Robert Camerlinck, who was named the Company's Chief Operating Officer in August 2022

- To repay the Note, Dr. Hernandez, together with other Cano executives, Dr. Richard Aguilar (Chief Clinical Officer), Jason Conger (Chief Growth Officer) and Rick Sanchez (former Chief Marketing Officer), who were named as guarantors, transferred **20,000,000 shares** to Mr. Camerlinck on April 5, 2023, pursuant to a loan repayment agreement

- **This raises numerous questions regarding the Company's governance practices, including:**
  1. How could Dr. Hernandez effectively carry out his role of overseeing the C-suite when he was indebted to his own COO?
  2. How could this information not have been previously disclosed to stockholders and the market?
  3. Why have Dr. Hernandez and the Cano executives who are parties to the April 5th Stock Purchase and Repayment Agreement not filed a joint Schedule 13D as "group" members?

Dr. Marlow Hernandez, CEO



Jason Conger, Chief Growth Officer





Dr. Richard Aguilar, Chief Clinical Officer



Rick Sanchez, former Chief Marketing Officer

20,000,000 Shares



Robert Camerlinck, Chief Operating Officer

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On April 5, 2023, Hernandez Borrower Holdings, LLC transferred 8,536,936 shares of Class B Common Stock (the "Transferred Shares") to Robert Camerlinck, the Chief Operating Officer of the Company, pursuant to that certain Stock Purchase and Repayment Agreement dated April 5, 2023 by and among Dr. Hernandez, Hernandez Borrower Holdings, LLC (together with Dr. Hernandez, the "Transferors"), Mr. Camerlinck, and the guarantors set forth therein (the "Repayment Agreement"), as repayment and in satisfaction in full of Dr. Hernandez's obligations under a promissory note owed to Mr. Camerlinck. Dr. Hernandez utilized the proceeds he received from such promissory note to repay certain of the loans he obtained under that certain Margin Loan Agreement filed with and described in the Original 13D. The Transferred Shares were transferred at a value of $1.50 per share.

The Repayment Agreement also provides that the Transferors have the right during the one year period following April 5, 2023 (the "Exercise Period"), subject to the terms and conditions of the Repayment Agreement, to acquire the Transferred Shares for a price equal to $3.00 per share of Common Stock (the "Option Price"),

During the Exercise Period, the guarantors pursuant to t remain held by him followi

Additionally, in the event o for the right of the Transfer Price multiplied by the num

The number of shares subje adjustments, recapitalizatio

The foregoing description of the Repayment Agreement does not purport to be complete and is qualified in its entirety by the full text of the Repayment Agreement, a copy of which is attached hereto as Exhibit E.

TRANSFERRED SHARES

Name	Portion of Note	Transferred Shares
Richard Aguilar	$ 7,487,710.64	4,991,807 Class B
Jason Conger	$ 4,257,667.50	2,838,445 Class B
Marlow Hernandez and Hernandez Borrower Holdings, LLC	$ 12,805,403.52	8,536,936 Class B
Rick Sanchez		796,272 Class B
	$ 5,449,218.34	2,836,540 Class A
Total	$ 30,000,000.00	20,000,000

Source: SEC filings.

Conflicts of Interest: A Family Affair

Dr. Hernandez's leadership is characterized by concerning conflicts of interest and blatant nepotism.

- Dr. Stephanie Hernandez, Dr. Hernandez's wife, is the current CEO of Cano Dental, an affiliate of Cano, which was founded by Dr. Lourdes Cano, Dr. Hernandez's mother
- Previously, Dr. Stephanie Hernandez was the Founder and CEO of Dental Excellence Partners ("DEP"), a dental services provider that had entered into a services agreement with Cano to provide dental services for managed care members of the Company; the terms of this related-party agreement were never publicly disclosed
- In April 2022, DEP was acquired by Onsite Dental, a PE-backed dental services organization; on the same day the acquisition was announced, Cano also announced that that it had entered into a services agreement with Onsite Dental. Cano has never publicly disclosed the terms of the services agreement with Onsite Dental, nor the amount paid by Onsite Dental to acquire DEP, Dr. Stephanie Hernandez's company, raising concerns that both agreements deviate from market norms
- All the Company has disclosed is that Dr. Stephanie Hernandez became a minority shareholder and a board observer of Onsite Dental
- Notably, both Dr. Cano and David Hernandez, Dr. Hernandez's brother, are practicing dentists at Cano Dental and Onsite Dental



Lourdes Cano
CanoDental
David Hernandez
Marlow Hernandez
Stephanie Hernandez
DENTAL EXCELLENCE PARTNERS
Cano Health
onsitedental

While stockholders have suffered from significant stock price depreciation, many of Dr. Hernandez's family members appear to have materially benefited from their ongoing relationships with the Company.

Source: Company press releases; SEC filings.

Conflicts of Interest: A Family Affair (Cont.)

This troubling nepotism extends to other members of Dr. Hernandez's immediate family.

- **Cano Builders**: Cano has paid more than **$23 million** to a company controlled by Dr. Hernandez's father, Jose Hernandez, for general contractor work at Cano's facilities
- **Imago Video & Photo Studios, Corp. ("Imago")**: Cano has also provided paid sponsorships to certain local television programs produced by Imago, in which Mr. Jose Hernandez is a host – these programs included, *Clave Guajira*, *Viva la Vida* and *Cano Sports*
- To us, it is a clear conflict of interest – and indicative of a Board that is "asleep at the wheel" – that entities related to the Hernandez family have been paid such large sums of money by the Company



TV
PG
mega
Cano
Heal
ASTROS
10
Cano Sports
SPORTS
305-846-8942

2023 FLORIDA PROFIT CORPORATION ANNUAL REPORT
DOCUMENT# P11000020699
Entity Name: CANO BUILDERS, USA, INC.
Current Principal Place of Business:
111 NW 117 TER
PLANTATION, FL 33325

Current Mailing Address:
111 NW 117 TERRACE
PLANTATION, FL 33325 US

FEI Number: 80-0692869
Name and Address of Current Registered Agent:
HERNANDEZ, JOSE R
111 NW 117 TERRACE
PLANTATION, FL 33325 US

The above named entity submits this statement for the purpose of changing its registered
SIGNATURE: HERNANDEZ, JOSE R
Electronic Signature of Registered Agent

Officer/Director Detail :
Title P
Name HERNANDEZ, JOSE R
Address 111 NW 117 TERRACE
City-State-Zip: PLANTATION FL 33325

FILED
Apr 28, 2023
Secretary of State
4594228993CC

Certificate of Status Desired: No

General Contractor Agreements

As of December 31, 2020, PCIH has entered into various general contractor agreements with Cano Builders USA Inc., an entity that is controlled by a family member of Dr. Marlow Hernandez, who is expected to serve as an executive officer and a director of the Company following the Business Combination, to perform leasehold improvements at various of PCIH's locations as well as various repairs and related maintenance as deemed necessary. Payments made pursuant to the general contractor agreements as well as amounts paid for repairs and maintenance totaled approximately $7.3 million for the year ended December 31, 2020.



Jose Hernandez
Marlow Hernandez
IMAGO VIDEO & PHOTO STUDIOS, CORP.
CANO BUILDERS
Cano Health

How can Cano stockholders be sure that all Hernandez family arrangements have been vetted by the Board and properly disclosed?

Source: SEC filings; YouTube.

The Appointment of Chairman Trujillo

Mr. Trujillo's appointment raises concern regarding Ms. Rivera and the Board's judgement as it relates to sound governance.

UNQUALIFIED FOR THE ROLE

✕ Mr. Trujillo has **no prior healthcare experience**

✕ He has been at the **center of scandals**, **regulatory woes**, **instability**, **corrupt dealings** and **nasty rivalries**

✕ As lead "independent" director, Mr. Trujillo presided over **significant value destruction and massive failures in corporate governance**

✕ His appointment **further entrenches** the current directors and adds no value to the strategic direction of the Company

QUESTIONABLE INTERLOCKS

✕ Both Dr. Hernandez and Dr. Richard Aguilar, Cano's Chief Clinical Officer, have had **deep ties to Mr. Trujillo** and both parties have expressed fealty to one another dating back to well before Mr. Trujillo was appointed Chairman

✕ Cano has spent **hundreds of thousands of dollars** exhibiting at a conference put on by L'Attitude, where Mr. Trujillo is Managing Partner

✕ These sponsorship expenditures provided **limited relevant business benefits to Cano** and came at a time when the Company was **hemorrhaging cash** and **none** of Cano's sponsorship payments to Mr. Trujillo's organization, L'Attitude, **have been disclosed** in the Company's filings

The public offering generated enormous wealth for the company's founders and the Latino investors who helped them grow. More importantly, the company has an amazing track record for providing world-class healthcare and now has the capital to scale nationwide. Doctors Hernandez and Aguilar were showcased at L'ATTITUDE in both 2019 and 2020. They had a story we wanted people to know about. Sol and I are confident that Cano Health will be the first of many Latino-founded companies that will be showcased at L'ATTITUDE and who receive early funding from our L'ATTITUDE VC Fund or from our investor partners who parti... ...ez is a 35-year-old

THE WALL STREET JOURNAL.
Orange SA Chief Executive Resigns

Trujillo Ends Brief Tenure   March 31, 2004

Mr. Trujillo, 53 years old, one of the most prominent American executives ever to take the helm of a big European company, is stepping down after a tension-filled year in the post. His resignation, accepted by Orange's board Tuesday, follows the recent move by majority owner France Telecom SA to buy out minority shareholders in the ... into the French teleco...



Former Telstra CEO Sol Trujillo's high salary was a source of controversy **Erin Jonasson**

The Sydney Morning Herald   July 19, 2016

From the Archives: Sol Trujillo's $11.1 million farewell



GONE SOL TRUJILLO Four years, $11.1 million payout

Sol Trujillo did not actually use the words "racist" and "backwards" to describe Australia in 2009, just weeks after he departed as Telstra's chief executive.

But there was little doubt he was as happy to see the back of Australia as it was of him after a rather incendiary four-year reign that netted Trujillo $30 million while Telstra's shares languished.

One of the many controversies during Sol's tenure related to a Telstra mobile phone contract awarded to Brightstar, which was run by a Trujillo associate, **Marcelo Claure**.

Claure is now running Sprint, and he paid a Trujillo firm $US25 million last year for advice on how to improve network quality. Sprint's chairman, Japanese billionaire **Masayoshi Son**, was not happy with Trujillo's recommendations and ended the consultancy, according to reports.

> *Ms. Rivera, as Chair of the Board's Nominating & Corporate Governance Committee, has disregarded stockholders' concerns by supporting the appointment of Mr. Trujillo as Chairman.*

Source: The Sydney Morning Herald, The Wall Street Journal and Gary Acosta Media.

Concerned Shareholders of Cano Health   26

Anti-Stockholder Actions

We believe the Board's refusal to reopen the nomination window is a sign of its deep-rooted entrenchment under Nominating & Corporate Governance Committee Chair, Ms. Rivera.

We have requested the Company reopen the nomination and proposal window on several occasions in order to benefit all stockholders

Concerned Shareholders of Cano Health Urge Company to Reopen Window for Nominating Director Candidates at 2023 Annual Meeting

Resignation of Three Directors Owning ~36% of Company, Material New Disclosures and Other Emerging Governance Issues Have Drastically Changed Circumstances and Necessitate Allowing Shareholders to Vote on an Alternative Board

Our efforts are clear and the Board has a duty to recognize the intentions of these efforts for the benefit of stockholders

The Company has made no effort to reopen the nomination and proposal window, nor has even had the courtesy of acknowledging our requests

Cano Health Announces Separation of Chairman and CEO Roles

Solomon Trujillo appointed non-executive Chairman

Dr. Marlow Hernandez to remain CEO and Board Member

Instead of reopening the window, the Company chose to appoint Mr. Trujillo as Chairman, further entrenching the Board

Ms. Rivera has further entrenched Cano's Board by supporting the appointment of Mr. Trujillo as Chairman.

Source: Excerpt from Cano's press release on April 17, 2023.

Poorly-Timed Reverse Stock Split Proposal

Cano admits in its definitive proxy statement that its proposed reverse stock split may drive its share price down and dilute stockholders even further.

Cano's Flawed Reverse Stock Split

- Cano may be permanently impairing value by implementing a reverse stock split at a time when the Company should be focusing its efforts on maintaining its balance sheet and preserving cash
- We believe this is a reactive response to the significant underperformance in recent quarters and the timing of this could destroy value even further if not pushed off until a reconstituted Board regains control of the Company and its strategy
- In our view, management and the Board would be better served spending time on making improvements to the Company rather than further diluting stockholders

> ***We cannot assure you that the proposed Reverse Stock Split will increase the price of our Class A common stock and have the desired effects.***
>
> If the Reverse Stock Split is implemented, our Board expects that such transaction will increase the market price of our Class A common stock so that we are able to achieve the goals described under "Reasons for the Reverse Stock Split" in this proposal. However, the effect of the Reverse Stock Split upon the market price of our Class A common stock cannot be predicted with any certainty, and the history of similar stock splits for companies in like circumstances is varied. It is possible that (i) the per share price of our Class A common stock after the Reverse Stock Split will not rise in proportion to the reduction in the number of shares of our Class A common stock outstanding resulting from the Reverse Stock Split, or (ii) the Reverse Stock Split may not result in a per share price that would attract brokers and investors who do not trade in lower priced stocks. Even if the Reverse Stock Split is implemented, the market price of our Class A common stock may decrease due to factors unrelated to the Reverse Stock Split. In any case, the market price of our Class A common stock will be based on other factors which may be unrelated to the number of shares outstanding, including our future performance. If the Reverse Stock Split is consummated and the trading price of our Class A common stock declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of the Reverse Stock Split.

> ***A decline in the market price of our Class A common stock after the Reverse Stock Split is implemented may result in a greater percentage decline than would occur in the absence of a reverse stock split.***
>
> If the Reverse Stock Split is implemented and the market price of our Class A common stock declines, the percentage decline may be greater than would occur in the absence of the Reverse Stock Split. The market price of our Class A common stock will, however, also be based upon our performance and other factors, which are unrelated to the number of shares of Class A common stock outstanding.
>
> ***The proposed Reverse Stock Split may decrease the liquidity of our Class A common stock.***
>
> The liquidity of our Class A common stock may be harmed by the proposed Reverse Stock Split given the reduced number of shares of Class A common stock that would be outstanding after the Reverse Stock Split, particularly if the stock price does not increase as a result of the Reverse Stock Split.

The Board should recognize that now is NOT the right time for the reverse stock split, and Dr. Muney and Ms. Rivera, as members of the Audit Committee, have an obligation to ensure management focuses on maintaining the balance sheet and preserving cash.

Source: Cano's 2023 Preliminary Proxy Statement.

Conclusion: We Believe the Current Board is Unfit

In addition to its unwillingness to hold management accountable, the current Board lacks important skills and the necessary experience to oversee a lasting turnaround.



Dr. Marlow Hernandez
CEO of Cano

× Has overseen a failed strategy as CEO of Cano
× Lacks prior public company board experience
× **No capital allocation, executive compensation or strategic planning expertise**



Jacqueline Guichelaar
SVP and Chief Information Officer at Cisco, Inc.

× No healthcare industry experience
× Lacks prior public company board experience
× Attended less than 75% of Board and committee meetings in 2022
× **No capital allocation, executive compensation or strategic planning expertise**



Angel Morales
CEO of Morales Capital, a mission-oriented PE firm

× No healthcare industry experience
× Lacks prior public company board experience
× **No capital allocation, executive compensation or strategic planning expertise**



Dr. Alan Muney
Senior healthcare advisor for private investment funds

× As a member of the Audit Committee, stockholders should hold Dr. Muney accountable for Cano's poor capital allocation strategy and questionable related-party transactions
× **Stockholders should question Dr. Muney's lack of qualifications to head the Compensation Committee, given dilutive equity awards granted despite poor performance**
× **We recommend stockholders <u>WITHHOLD</u> support for Dr. Muney**



Kim Rivera
Former General Counsel of HP, Inc.

× It is disappointing that someone with Ms. Rivera's track record at organizations such as HP has overseen such poor governance as Nominating & Governance Committee Chair of Cano
× **Stockholders should question Ms. Rivera's independence and credibility given her loyalty to Dr. Hernandez and Mr. Trujillo**
× **We recommend stockholders <u>WITHHOLD</u> support for Ms. Rivera**



Solomon Trujillo (Chairman)
Communications, media and technology executive

× No healthcare industry experience
× Deep ties to Cano's C-suite
× Well-documented history of insider deals
× History of scandals, regulatory woes and corrupt dealings
× **Has contributed to the egregious governance issues plaguing Cano today, leading us to question his ability to serve as Chairman**

Stockholders Have a Voice

Given the classified Board, the only current mechanism for stockholders to voice displeasure with the actions of the Board and management is to WITHHOLD votes from the two nominees who are up for re-election at this year's Annual Meeting

- ✓ Withhold votes are intended to serve as a way for stockholders to have a referendum against the entire Board, including the CEO when warranted

- ✓ We hope that the Board ultimately negotiates a reconstitution of its own composition as well as the leadership team in response to stockholder voting

- ✓ We will continue to press for Board and leadership changes to ensure Cano is operating at maximum efficiency in the years to come



01 Why We Are Here

02 The Case for Changes in Leadership & Strategy at Cano

03 Our Vision for Turning Around Cano

04 Appendix: Nominee Bios & Delaware Action Overview

Enhance Cano's Governance Policies

Withholding on Ms. Rivera, who as Chair of the Nominating & Corporate Governance Committee is responsible for reviewing and evaluating nominees to the Board, directors' performance and corporate governance guidelines, is an important first step in enhancing Cano's governance policies.

We believe the Board should prioritize a series of governance enhancements that will de-risk Cano, improve its corporate governance profile and help protect stakeholders' best interests, including among others:

✓ Immediately begin de-classifying the Board

✓ Adopting a majority voting standard for the election of directors and adopting a director resignation policy for any incumbent director who fails to receive majority approval from stockholders

✓ Amending its governing documents to permit stockholders to:

    ○ Act by written consent;

    ○ Call special meetings based on reasonable thresholds;

    ○ Remove directors with or without cause (once fully declassified) and lower the threshold for stockholders to remove directors from two-thirds super majority to a simple majority; and

    ○ Amend the Bylaws upon simple majority approval, instead of the current super-majority requirement.

✓ Adopting a clear policy to limit the number of interconnected directors permitted to serve on the Board

✓ Updating the Nominating & Corporate Governance Committee Charter to include:

    ○ An annual review of the relationships between directors and any entity with which they (or their family members) are involved, the Company and members of management or employees of the Company

    ○ An annual review of the qualifications of the members of the Audit Committee

Re-Focus Cano's Strategy

In our view, Cano must concentrate on its high-value and profitable assets and thereby drive positive cash flow, growth and higher margins.



1

Sell unprofitable non-core assets including those in TX, NV, NM, IL, CA, Puerto Rico & FL clinics that are primarily Medicaid

2

Devote more resources to high-value profitable Florida Medicare Advantage business

3

Drive renewed organic growth in core Florida market

We believe Cano can maximize stockholder value by re-aligning and narrowing its strategic focus, building a more attractive business and concurrently exploring strategic alternatives.

Establish a Clear Capital Allocation Framework

✓ A reconstituted Board and leadership team must take immediate steps to rectify the reckless capital allocation actions that have caused the Company to burn through an immense amount of cash

✓ A clear first step to helping improve the balance sheet would involve cost cuts to the Company's bloated corporate overhead

✓ To begin to regain the trust of stockholders, we believe the Board needs to transparently lay out capital allocation priorities that include:

Invest in Florida Medicare Advantage business and core opportunities

Prioritize debt reduction based on cash generated from non-core asset sales

Opportunistically re-purchase shares based on market conditions and cash flows

Improve Human Capital Management and Transparency

✓ Withholding on Dr. Muney, who as Chair of the Compensation Committee is responsible for overseeing the Company's strategies and policies related to human capital management, is an important first step in improving this crucial focus area for Cano

✓ Installing new leaders and reconstituting the Board with directors who prioritize transparency and accountability will help ensure that employees understand Cano will no longer be run for the benefit of a select few insiders

✓ This will help improve morale and ultimately employee retention, which has been a significant issue for Cano over the past 18 months

✓ Implementing governance enhancements and tying compensation to value creation will also help ensure that management is held accountable and fully aligned with stockholders' interests

✓ The director candidates our Group has identified have hands-on healthcare sector experience and understand the importance of prioritizing human capital management and transparency

Our Long-Term Goal: Install High-Integrity Management and Reconstitute the Board

Ideal CEO	Improved Board of Directors
✓ We have submitted a proposal to remove Dr. Hernandez as a director for cause at the upcoming Annual Meeting	✓ We believe the first step toward turning around Cano is removing Dr. Muney and Ms. Rivera
✓ In the long-term, and in the event we are successful in our litigation, we believe he should also be replaced with a high-integrity, well-credentialed CEO	✓ If we're successful in compelling the Company to re-open the nomination window, we have already identified and nominated two highly qualified, independent candidates
✓ The ideal CEO candidate, from our Group's perspective, possesses the following qualities and experience:	✓ Our candidates – Joseph Berardo, Jr. and Guy Sansone – possess the following:
o Healthcare services operating experience	o Significant healthcare services experience
o Prior public company experience with an outstanding history of sound corporate governance	o Corporate governance expertise
o Knowledge of Medicare Advantage	o Capital allocation and transaction experience
o Independence from insiders	o A track record of sound strategic planning
o Record of balancing the interests of employees, partners and stockholders above their own	



01   Lorem Ipsum

02   The Case for Changes in Leadership &
           Strategy at Cano

03   Our Vision for Turning Around Cano

04   Appendix: Nominee Bios & Delaware
           Action Overview

Adding Our Proposed Director Candidates Can Help Start a Turnaround at Cano



Joseph Berardo, Jr.
CEO and Chairman of Carisk Partners, Inc., a specialty risk transfer and care-coordination company

- ✓ Proven operator with three decades of experience in the healthcare sector

- ✓ Healthcare industry expert holding CEO roles at companies including Carisk Partners, Inc., Brighton Health Plan Services, LLC and MagnaCare Holdings, Inc.

- ✓ Has significant capital allocation experience as CEO of three healthcare companies and as a seasoned healthcare investor

- ✓ Possesses board and governance expertise as a director on several private healthcare company boards including BeneLynk, Radius Care, Inc. and Avertix Medical, Inc.



Guy P. Sansone
Co-Founder and CEO of H2 Health, a leading regional provider of physical rehab services and clinician staffing solutions

- ✓ Veteran healthcare industry executive with significant turnaround experience, previously serving as Managing Director at Alvarez & Marsal

- ✓ Has implemented successful restructurings and turnarounds at several healthcare systems, including as Chief Restructuring Officer of the Saint Barnabas Health Care System

- ✓ Possesses public healthcare company executive experience, including as Acting CFO of HealthSouth Corporation (NYSE: EHC) and interim President and co-CEO of Rotech Healthcare, Inc. (formerly NASDAQ: ROHI)

- ✓ Has significant public healthcare board experience, including Brookdale Senior Living, Inc. (NYSE: BKD) and Pediatrix Medical Group, Inc. (f/k/a Mednax, Inc.) (NYSE: MD)

Delaware Action Overview - Background

- **April 14, 2023** – Demanded Nomination/Proposal Window be Reopened
  - The Former Directors delivered a letter to the Company requesting that the Board waive the advance notice provisions under the Company's By-laws (the "Bylaws") and reopen the window to nominate and submit business proposals at the upcoming Annual Meeting.
  - Neither the Company nor its counsel ever responded to our letter, forcing us to take action in court.

- **April 28, 2023** – Filed Complaint & Motion to Expedite Proceedings
  - The Former Directors filed a complaint in the Court of Chancery for the State of Delaware (the "Court") for declaratory and injunctive relief seeking, among other things, an order of the Court compelling the Company to reopen the window to nominate and submit business proposals under the Bylaws at the Annual Meeting in light of the significant and material issues that transpired after the window closed (the "Nomination/Proposal Window Litigation").
  - Given the proximity to the Annual Meeting, which was then expected to be held on June 28, 2023, the Former Directors also filed a motion to expedite the Nomination/Proposal Window Litigation (the "Motion to Expedite") to permit the Court to hear the matter prior to the Annual Meeting.

- **May 3, 2023** – Filed Motion for Preliminary Injunction
  - On May 1, 2023, we learned that Cano had indicated to banks and brokers in connection with SEC Rule 14a-13 that it may be advancing the Annual Meeting date by two weeks, **from June 28 to June 15, 2023**. Therefore, on May 3, 2023, the Former Directors filed a motion for a preliminary injunction to enjoin the Company from holding the Annual Meeting on June 15, 2023 (the "May 3 Motion").

- **May 5, 2023** – Hearing & Motion to Expedite Granted
  - At a hearing on May 5, the Court granted our Motion to Expedite and denied the May 3 Motion, and held that it would treat the Nomination/Proposal Window Litigation as a preliminary injunction motion and render its ruling at a preliminary injunction hearing (the "Preliminary Injunction Hearing"). **The Preliminary Injunction Hearing is scheduled for June 9, 2023.**

Delaware Action Overview – Current Status and Next Steps

- **<u>Current Status</u>**
  - The parties have completed expedited discovery and the Nomination/Proposal Window Litigation is pending in advance of the June 9 Hearing.
  - On **May 18, 2023**, the Former Directors delivered a notice (the "Nomination and Proposal Notice") to the Company nominating Joseph Berardo, Jr. and Guy Sansone as candidates for election as Class II directors at the Annual Meeting and submitting a business proposal to remove CEO Dr. Marlow Hernandez from the Board for cause under Delaware law (the "Removal Proposal"). Stockholders will only have an opportunity to vote for the election of our director candidates and the Removal Proposal if we receive a favorable ruling in the Nomination/Proposal Window Litigation.

- **<u>June 9, 2023</u>** – Preliminary Injunction Hearing to be Held at 1:30 pm ET
  - At the June 9 Hearing, the Court will consider whether to:
    - ***Reopen the advance notice window*** for stockholders to submit nominations and business proposals at the Annual Meeting;
    - ***Enjoin the Company from holding the Annual Meeting on June 15,*** as scheduled; and
    - ***Post-pone the Annual Meeting*** to provide the Former Directors with time to solicit proxies for its director candidates and the Removal Proposal.
  - The Former Directors expect to receive a ruling on the Nomination/Proposal Window Litigation and the above matters from the bench at the June 9 hearing.

- **<u>Next Steps</u>** – If we are successful in our court proceedings, you will have a chance to vote for our independent director candidates, as well as to vote on the removal of Dr. Hernandez as a director for cause under Delaware law at a newly-scheduled Annual Meeting.

Vote <u>WITHHOLD</u> on the election of Dr. Muney and Ms. Rivera
on any proxy card received (the GREEN or WHITE proxy card)

Concerned Shareholders of Cano Health

CANO@hklco.com